NEUBERGER BERMAN BD LLC

Statement of Financial Condition

December 31, 2018

(With Reports of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Directors
Neuberger Berman BD LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Neuberger Berman BD LLC (the Company) as of December 31, 2018, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2009.

New York, New York
February 28, 2019

NEUBERGER BERMAN BD LLC

Statement of Financial Condition

December 31, 2018

(In thousands)

Assets		
Cash and cash equivalents	$	7,132
Cash segregated for the exclusive benefit of customers		100
Investments, at fair value		4,863
Receivables:		
Clearing broker-dealer		506
Total assets	$	12,601
Liabilities and member's capital		
Liabilities		
Broker-dealers	$	2,929
Due to affiliates		1,583
Accounts payable and accrued expenses		1,200
		5,712
Member's capital		6,889
Total liabilities and member's capital	$	12,601

See accompanying notes to the Statement of Financial Condition.

NEUBERGER BERMAN BD LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands, except where noted)

(1) Organization and Description of Business

Neuberger Berman BD LLC, a Delaware limited liability company (NBBD LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). Neuberger Berman Investment Advisers LLC (NBIA) is the sole member of the Company. NBBD LLC is a registered broker-dealer and registered investment adviser with the Securities and Exchange Commission and a registered introducing broker with the National Futures Association.

NBBD LLC is engaged principally in providing distribution services to registered mutual funds that are part of the Neuberger Berman mutual funds complex (Mutual Funds). The Company also introduces NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC (NFS) for execution and settlement. NFS also serves as custodian for certain of NBIA's clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). The preparation of the statement of financial condition requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition . Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at Citibank, N.A. and other liquid investments that are payable on demand. At December 31, 2018, the Company held money market mutual fund investments of $7.1million. Approximately $32 is held as cash with Citibank, N.A.

(c) Cash Segregated For The Exclusive Benefit of Customers

At December 31, 2018, cash of $100 was segregated in a special reserve bank account for the exclusive benefit of customers. Such amounts are not available for the creditors of the Company.

(d) Investments

Investments held by the Company are carried at market or fair value. Investments in money market funds are valued using the year end quoted net asset value per share.

(e) Fair Value of Investments

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair

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value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, listed equities and listed derivatives. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Shares in privately held companies and certain loans and bonds are examples of investments that would be included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

(f) *Securities Transactions*

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at market value or fair value as determined by management.

(g) *Recently Adopted Accounting Pronouncements*

In May 2014, the FASB issued ASC 606, Revenue from Contracts with Customers, which outlines a single comprehensive revenue recognition model for all contracts with customers. We adopted this new standard on January 1, 2018. The new standard did not change the timing of revenue recognition for our distribution and commission revenues. All revenues are generated in the United States of America.

NEUBERGER BERMAN BD LLC

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands, except where noted)

(3) Fair Value Measurements

Financial assets and financial liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2018 were as follows:

| | December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents	$ 7,100	-	-	$ 7,100
Foreign equities	3,420	-	-	3,420
U.S. equities	1,223	-	-	1,223
Mutual funds	220	-	-	220
	$ 11,963	-	-	$ 11,963

The following is a description of the valuation methodologies used for NBBD LLC investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Equities – Equity investments include equity securities and sponsored mutual funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Sponsored funds consist of publicly quoted funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

(4) Related Party Transactions

Investments include $4.9 million invested in sponsored funds and strategies at December 31, 2018.

The Company has entered into an agreement where it sells certain distribution fees receivable to NBIA, without recourse to the Company. The distribution fees receivable are sold at carrying value and in 2018, the Company sold $13.33 million of distribution fees receivable to NBIA.

At December 31, 2018, the Company owed NBG approximately $1.6 million which is reflected on the statement of financial condition under "Due to affiliates".

The Company, as a single member LLC, is a disregarded entity for tax purposes. The Company is wholly owned by NBIA, which is a partnership subject to New York City unincorporated business tax ("NYC UBT"). The Company is not itself a taxpayer nor is it considered an entity for NYC UBT purposes. Instead, any NYC UBT is accrued and paid by NBIA.

Notes to Statement of Financial Condition

December 31, 2018

(Dollars in thousands, except where noted)

(5) Commitments and Contingencies

Litigation and Contingencies

From time to time, NBBD LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NBBD LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NBBD LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NBBD LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NBBD LLC's financial condition, results of operations or liquidity.

(6) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., NBBD LLC is subject to the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. NBBD LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's (CFTC) Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of a) 2% of aggregate debit items arising from customer transactions, b) $45 under CFTC Rule 1.17, or c) $250 under SEC Rule 15c3-1. As of December 31, 2018, NBBD LLC had net capital of approximately $3.1million, which exceeded the minimum net capital requirement by approximately $2.9 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(7) Subsequent Events

The Company's management has evaluated events occurring after the date of the statement of financial condition (subsequent events) through February 28, 2019, the date the statement of financial condition was available to be issued. All subsequent events requiring recognition have been incorporated into the statement of financial condition.